Exhibit 99.1

51Talk Online Education Group Announces New Share Repurchase Program

SINGAPORE, December 8, 2025 /PRNewswire/ -- 51Talk Online Education Group (“51Talk”, or the “Company”) (NYSE American: COE), a global online education platform with core expertise in English education, today announced that its board of directors has authorized a new share repurchase program under which the Company may repurchase up to US$10 million worth of its shares (including American Depositary Shares) over the next 12 months, ending on December 7, 2026.

The share repurchases may be effected from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions, and will be implemented in accordance with applicable rules and regulations. The Company expects to fund the repurchases out of its existing cash balance.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About 51Talk Online Education Group

51Talk Online Education Group (NYSE American: COE) is a global online education platform with core expertise in English education. The Company's mission is to make quality education accessible and affordable. The Company's online and mobile education platforms enable students to take live interactive English lessons on demand. The Company connects its students with highly qualified teachers using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For investor and media inquiries, please contact:

51Talk Online Education Group

David Chung

Investor Relations Vice President

davidchung@51talk.com

Jinling Wang

Investor Relations Manager

wangjinling@51talk.com